FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes                                                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 1, 2013 – Total Voting Rights
2.
Press release dated February 6, 2013 – Wanted: 15,000 UK Young People to Be the Next Generation of Technology Leaders - Code Club set to grow, Enabled by HRH The Duke of York Patronage and ARM Sponsorship

3.	Press release dated February 7, 2013 – Director/PDMR Shareholding
4.	Press release dated February 8, 2013 – Director/PDMR Shareholding
5.	Press release dated February 11, 2013 – Director/PDMR Shareholding
6.	Press release dated February 12, 2013 – Director/PDMR Shareholding
7.	Press release dated February 13, 2013 – Director/PDMR Shareholding
8.	Press release dated February 14, 2013 – Director/PDMR Shareholding
9.	Press release dated February 19, 2013 – ARM and STMicroelectronics Join with Mathworks to Enable Code Generation, Debug and Modelling For STM32 Microcontrollers
10.	Press release dated February 19, 2013 – MEDIA ALERT: ARM Showcases Next-Generation Mobile Technology at Mobile World Congress 2013
11.	Press release dated February 20, 2013 – Director/PDMR Shareholding
12.	Press release dated February 20, 2013 – MEDIA ALERT: ARM and Partners Show IoT Runs on ARM at Embedded World 2013
13.	Press release dated February 21, 2013 – ARM and Synopsys Collaborate to Optimize ARM Mali GPU 20nm Implementation
14.	Press release dated February 22, 2013 – PDMRs' shareholding
15.	Press release dated February 25, 2013 – Global Businesses Select ARM Mali GPU Technology
16.	Press release dated February 26, 2013 – MEDIA ALERT: ARM Launches Keil MDK-ARM Version 5
17.	Press release dated February 26, 2013 – Adoption of ARM big.Little Technology Accelerates

18.	Press release dated February 28, 2013 – Director/PDMR Shareholding
19.	Press release dated February 28, 2013 – ARM Mali GPUs Submitted for OpenGL ES 3.0 Conformance
20.	Press release dated February 28, 2013 – ARM announces mbed version 2.0 and releases open source SDK and development board HDK

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2013
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31 January 2013 consists of 1,380,768,350 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,380,768,350.

The above figure 1,380,768,350 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

Wanted: 15,000 UK Young People to Be the Next Generation of
Technology Leaders - Code Club set to grow, Enabled by HRH The Duke of York
Patronage and ARM Sponsorship

HRH The Duke of York, KG, announced as Patron, supporting Code Club to raise awareness of the need to educate children in programming Global technology leader and the UK’s largest public technology company, ARM, commits support and funding to establish up to 1,000 after school clubs enabling over 15,000 UK primary school children to learn the fundamental basics of how to write computer programs

Code Club aims to reach 5,000 UK schools (25%) by 2015

LONDON — Code Club, the national network of volunteer led after school coding clubs for children aged 9 – 11, has today announced a new drive to help the UK maintain its position as a global technology leader with the appointment of The Duke of York as Patron and the announcement of the organisation’s first corporate sponsorship from ARM. As Patron of Code Club, His Royal Highness will play a pivotal role in raising public awareness of the need to enthuse, excite and educate children to become the technologists of the future, while financial and mentoring support from ARM will facilitate Code Club’s rapid expansion plans and help deliver its mission to teach the next generation to code. The Duke of York is becoming Patron of Code Club as part of his ongoing effort to support initiatives that encourage young people to continue with STEM subjects at school, college and university, and thereafter to consider a career in science and engineering.

“ARM have recognised that the lack of UK developers is an industry-wide problem and have stepped in to make a difference to a scheme that could really address this problem and deliver a steady stream of talent in the future.”

The partnership will foster a long-term improvement in the abundance of coding talent in the UK by inspiring and encouraging the development of skills in Computer Programming and STEM subjects from an early age. With ARM’s support, Code Club expects to increase the number of after school clubs across the UK to 1000, allowing an additional 9,000 UK school children to benefit from Code Club’s programme.

“I enjoy Code Club, it's better than an ICT lesson because instead of using Word and Powerpoint we make games and animations. We have made loads of games so far and I hope the levels go on forever as it is really, really FUN!" said Effie, Code Club member at Soho Parish School.

“ARM have recognised that the lack of UK developers is an industry-wide problem and have stepped in to make a difference to a scheme that could really address this problem and deliver a steady stream of talent in the future.” said Code Club founder, Clare Sutcliffe.

Mentoring and hands on support will be critical and ARM will also be drawing upon its own world-leading developer talent to set up an additional 12 clubs at primary schools around the company’s UK offices.

“The UK is home to some of the world’s most innovative companies, creating technology that lies at the heart of familiar and iconic digital products. For the UK to continue to be a world leader in this area, we must inspire and educate the next generation, not only about the use of technology but also about how technology actually works,” said Stephen Pattison, vice president, Public Affairs, ARM. “Code Club has an imaginative and fun approach to engaging young people in learning programming skills which are essential in a digital world. ARM fully supports Code Club in its mission of teaching the next generation to code.”

The announcement marks the first round of corporate funding for Code Club. To date, Code Club supports 500 UK primary schools based on awards and private donations. The support by HRH Duke of York and ARM will make a significant contribution to the goal of establishing Code Clubs in 5,000 (25%) primary schools across the UK by the end of 2015, more is needed and Code Club welcomes additional industry support.

-ends-

ABOUT CODE CLUB
Code Club is a volunteer-led after-school social enterprise program aimed at giving UK children, aged 9-11, the chance to learn to code. Code Club works by connecting programmers with their local schools and providing them with a set of projects to teach for an hour a week in an after-school club setting.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

▪	ARM website: http://www.arm.com
▪	ARM Connected Community®: http://www.arm.com/community
▪	ARM Blogs: http://blogs.arm.com
▪	ARMFlix on YouTube: http://www.youtube.com/armflix
▪	ARM on Twitter:

o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMSoC
o	http://twitter.com/ARMTools
o	http://twitter.com/SoftwareOnARM

Notes to Editors The Royal Society (2004) noted that students’ enthusiasm for science, engineering and technology subjects can be boosted by experiences outside the classroom. Additional images available on request.

FOR MORE INFORMATION PLEASE CONTACT:

Code Club:
Bryce KeaneBryce.
Keane@Albiondrive.com
+44 (0) 7711 913 464
or
Kelly Renda
Kelly.Renda@Albiondrive.com
+44 (0) 7506 716 194

or
ARM Holdings:
armuk@racecpointgroup.com
+44 (0) 20 8811 2474

Item 3

Announcement of option exercise and share sales by Directors and PDMRs

ARM Holdings plc (the "Company") announces the exercise of the 2006 grant of options over the Company's shares and additional share sales by Directors and PDMRs, all of which took place on 6 February 2013, as set out in the table below:

Name	Number of share options exercised	Option price (pence)	Total Number of shares sold	Sale price (pence)	Current total resultant shareholding
Warren East CEO	136,513	132.5	136,513 200,000	929.42 927.34	1,089,522
Tim Score CFO	114,959	132.5	114,959 200,000	922.12 923.00	454,297
Mike Inglis Chief Commercial Officer	80,830	132.5	80,830	930.14	101,238
Mike Muller Chief Technology Officer	80,830	132.5	80,830 200,000	922.11 927.12	1,143,625
Simon Segars President	75,441	132.5	75,441 75,000	921.67 922.17	281,956
Graham Budd PDMR	-	-	100,000	921.00	160,577
Ian Drew PDMR	-	-	39,000	925.00	3,972

The annual vesting of shares earned under the Company's Deferred Annual Bonus and Long Term Incentive Plans will take place on 8 February 2013 and a further announcement will be made shortly thereafter.

Item 4

Announcement of dealings by PDMRs

ARM Holdings plc (the "Company") announces the following dealings in the Company's shares by PDMRs and connected persons as set out in the table below:

Name	Number of shares sold	Date	Sale price (pence)	Total resultant shareholding
Patricia Alsop PDMR	100,000	07.02.2013	929.98	59,535
John Cornish PDMR Connected person	10,626 2,500	06.02.2013 07.02.2013	926.00 925.67	1,607

The annual vesting of shares earned under the Company's Deferred Annual Bonus and Long Term Incentive Plans will take place later today and a further announcement will be made early next week.

Item 5

Director/PDMR Shareholding

ARM Holdings plc (the "Company") announces that, following the significant out- performance of ARM against an international peer group over the last 3 years, the  relevant performance conditions under the Long Term Incentive Plan ("LTIP") were satisfied in full, giving rise to the vesting of 200% (plus dividend shares) of the conditional awards made in 2010.  Details of the number of shares vesting and of shares sold automatically in order to satisfy tax liabilities are listed below.

In addition shares representing 50% of annual bonus earned in respect of the financial year ended 31 December 2009 and awarded in February 2010 have been released under the Deferred Annual Bonus Plan ("DAB").  Under the DAB, 50% of bonus earned is paid in cash and 50% is compulsorily deferred into shares which vest 3 years after the award date. The relevant performance conditions were fully satisfied and matching shares have been triggered in the ratio of 2:1 in respect of these shares.

The LTIP vesting and DAB release took effect on 8 February 2013

Name	Total number of shares vested under the 2010 LTIP	Total number of shares vested under the 2009 DAB	Number of shares sold* to satisfy tax liabilities under the LTIP	Number of shares sold* to satisfy tax liabilities under the DAB	Total net shares received	Total resultant share- holding
Warren East	428,423	256,876	222,780	133,576	328,943	1,418,465
Tim Score	368,641	224,688	191,694	116,838	284,797	739,094
Mike Inglis	259,046	154,744	134,704	80,467	198,619	299,857
Mike Muller	254,064	151,650	132,114	78,858	194,742	1,338,367
Simon Segars	257,052	154,100	134,130	80,410	196,612	478,568
Graham Budd	199,264	115,942	103,618	60,290	151,298	311,875
Patricia Alsop	174,356	105,226	90,666	54,718	134,198	193,733
Bill Parsons	184,319	111,416	95,846	57,937	141,952	147,297
Philip David	174,356	101,280	90,666	52,666	132,304	182,127
John Cornish	149,448	86,654	77,713	45,061	113,328	114,935
Ian Drew	174,356	102,129	90,666	53,108	132,711	136,683
Tom Cronk	48,625	28,378	25,285	14,757	36,961	40,495
Pete Hutton	63,366	44,128	32,951	22,947	51,596	63,421
Dipesh Patel	58,086	31,275	30,310	16,320	42,731	79,676
Antonio Viana	213,647	128,825	111,482	67,221	163,769	163,769
Tom Lantzsch	188,513	52,004	98,367	27,136	115,014	128,834
*The price at which the tax shares are sold will be confirmed separately

2013 LTIP and 2012 Deferred Annual Bonus ("DAB") Awards

Also with effect from 8 February 2013 annual conditional awards were made under the LTIP and deferred shares were awarded under the DAB in relation to performance during the financial year ended 31 December 2012 to directors and PDMRs as follows:

Name	Number of shares conditionally awarded under the LTIP	Total number of conditional awards now held under the LTIP	Number of deferred shares awarded under the DAB	Total number of deferred shares now held under the DAB
Warren East	54,083	218,091	33,677	140,382
Tim Score	44,889	177,995	28,637	117,056
Mike Inglis	0	93,485	19,244	81,490
Mike Muller	30,827	122,614	18,900	79,975
Simon Segars	32,449	125,607	20,045	81,823
Graham Budd	27,041	104,421	16,487	65,994
Patricia Alsop	21,092	84,329	13,058	54,989
Bill Parsons	0	66,717	13,745	58,086
Philip David	21,633	84,870	13,493	55,424
John Cornish	18,658	73,894	11,576	48,045
Ian Drew	21,633	85,801	13,505	55,832
Tom Cronk	18,388	40,231	9,655	29,992
Pete Hutton	18,388	42,373	10,102	33,558
Dipesh Patel	23,123	49,944	10,438	27,055
Antonio Viana	26,139	104,125	16,560	68,935
Tom Lantzsch	22,117	89,288	13,530	59,467

The mid market closing price on 7 February 2013, being the business day prior to the date of these awards, was 924.50 pence per share.

Under the DAB, the deferred shares and any matching shares earned (which would be subject to achievement of an EPS performance condition) will normally be released 3 years from the date of award.  Under the LTIP, the vesting of shares conditionally awarded is subject to achievement of a TSR performance condition and they will normally vest 3 years from the date of award.

Item 6

Announcement of dealings by PDMRs

ARM Holdings plc (the "Company") announces the following dealings in the Company's shares by PDMRs as set out in the table below:

Name	Number of shares sold	Date	Sale price (pence)	Total resultant shareholding
Bill Parsons PDMR	141,592	11.02.2013	897.90	5,345
Tom Cronk PDMR	40,495	11.02.2013	901.00	0
Pete Hutton PDMR	63,420	11.02.2013	892.00	0

Item 7

Announcement of dealings by a Director

ARM Holdings plc (the "Company") announces the following dealings in the Company's shares by a Director as set out in the table below:

Name	Number of shares sold	Date	Sale price (pence)	Total resultant shareholding
Mike Inglis Director	186,703 13,297	12.02.2013	921.0p 917.0p	99,857

Item 8

Announcement of dealings by PDMRs

ARM Holdings plc (the "Company") announces the following dealings in the Company's shares by PDMRs as set out in the table below:

Name	Number of shares sold	Date	Sale price (pence)	Total resultant shareholding
John Cornish PDMR	50,000	13.02.2013	919.72	64,935
Dipesh Patel PDMR	15,000	13.02.2013	927.50	64,676
Tom Lantzsch PDMR	2,462	13.02.2013	930.00	126,372
Antonio Viana PDMR	109,219	12.02.2013	921.40	54,550

Item 9

ARM and STMicroelectronics Join with Mathworks to Enable Code Generation,
Debug and Modelling For STM32 Microcontrollers

Offering First Ever MATLAB, Simulink, and Embedded Coder Support for Cortex-M processor-based MCUs

CAMBRIDGE, UK and GENEVA, SWITZERLAND – ARM and STMicroelectronics (NYSE: STM) — a global semiconductor leader serving customers across the spectrum of electronics applications, have announced the availability of the first ever Embedded Coder support, with MATLAB and Simulink, for ARM® Cortex™-M processor-based systems.

The joint project between ST and ARM is fully supported by MathWorks and enables software developers to create their algorithms in MATLAB and Simulink and then target, integrate, debug and test those models in a Processor In the Loop (PIL) simulation. The generated C code from Embedded Coder runs on an STM32 Evaluation Board and the debugger of the Keil™ Microcontroller Development Kit (MDK-ARM™) interfaces directly with Simulink, further simplifying the code integration.

“Based on strong customer demand for MATLAB and Simulink support, ST aggressively developed the capabilities to go beyond pure Cortex-M processor support by creating additional peripheral blocks, further simplifying the PIL process,” said Michel Buffa, General Manager Microcontroller Division, STMicroelectronics. “Moreover, enabling DSP-standard tools to run on our Cortex-M processor-based STM32 products helps our customers address a broader spectrum of opportunities.”

“This initiative enables developers to easily and efficiently develop and explore numerous models before generating optimized code for their Cortex processor-based projects,” said Richard York, Director of Embedded Systems Marketing, ARM. “The combination of MATLAB and Simulink, and the Keil MDK-ARM brings together two of the best software development toolchains.  This is good news for developers as it will enable them to accelerate the time to market for innovative Cortex processor-based systems and products.”

“MathWorks is pleased to have worked with ARM and ST to put in place the first Embedded Coder code generation support for Cortex-M processor-based systems and the Keil MDK-ARM,” said Paul Barnard, design automation marketing director, MathWorks. “This is a very important first step in providing a smooth design flow for engineers using Model-Based Design with MATLAB and Simulink to develop highly optimized Cortex-M processor-based systems.”

Demonstration:
A demonstration of the new capabilities will be shown at the Embedded World 2013 event in Nuremberg (26-28 February) on the ARM (4-336), ST (4-140) and MathWorks (4-110) stands.

Availability:
The new Embedded Coder support is now available in beta form direct from ARM for early adopters and is planned to be made available for general download in April.

ENDS

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

▪	ARM website: http://www.arm.com/
▪	ARM Connected Community®: http://www.arm.com/community/
▪	ARM Blogs: http://blogs.arm.com/
▪	ARMFlix on YouTube: http://www.youtube.com/ARMflix
▪	ARM on Twitter:
o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMLowPwr
o	http://twitter.com/KeilTools

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Item 10

MEDIA ALERT: ARM Showcases Next-Generation Mobile Technology at Mobile
World Congress 2013

When:
25th – 28th February 2013, Mobile World Congress, Barcelona, Spain.

Where:
ARM stand at Mobile World Congress, Hall 6, Stand 6A31.

What:
With analysts predicting that over 1 billion smartphones will ship in 2013, how can scale, diversity and differentiation be achieved in the market?

At MWC ARM will show how low power and high performance CPUs and GPUs are central to the continued innovation of mobile devices and key to improving user experiences. Technology leadership from the ARM ecosystem is helping to shape the mobile society; at MWC it will be present in everything from the latest smartphones and tablets to the trusted security systems and infrastructure networks supporting them.

ARM Demos at MWC include:

▪
big.LITTLE™ processing: Console quality gaming on a phone; music play-back  lasting for days not hours  and mobile browsers that load instantaneously - these are some examples of the features big.LITTLE enables. ARM’s big.LITTLE demonstration showcases a test platform made up of two Cortex™-A15 processors and three Cortex-A7 processors on a single piece of silicon, effectively a big.LITTLE configured Android mobile device. The demo device is hooked up to a visualization showing what each core is doing in real-time. For example, as the ‘device’ plays an MP3 track it uses a Cortex-A7, and when a web browser is opened a Cortex-A15 instantly fires up to handle the increased workload.

▪
Mobile desktop: The mobile desktop demonstrates an emerging use-case ARM is seeing for the big.LITTLE platform. This demo employs a Samsung Galaxy Note II, combined with a standard dock, monitor, Bluetooth keyboard and mouse, to create a desktop environment running on a mobile device. The Galaxy Note II becomes the main computing device, replacing a laptop or desktop PC, and allowing the user to browse the web or access email. The demo shows what is possible with mobile technology available today; future big.LITTLE based devices will provide even greater performance. ARM believes this use-case will continue to emerge, as mobile computing becomes the only platform needed by business and consumer users. A real-world example of a mobile desktop is being shown on Canonical’s stand at MWC, Hall 8.1 Stand 81D30, Ubuntu for Android.

▪
ARM Mali™ and GPU Compute: Mali devices including the latest GPU Compute technology and applications will be demonstrated at Mobile World Congress. GPU Compute mirrors ARM’s big.LITTLE approach, using the right processor for the right task. GPU Compute permits the GPU to perform certain tasks more efficiently than processing on a CPU. Applications including facial detection and image editing on a mobile device use less power when processed using GPU Compute, while also providing faster and better performance. All GPU Compute demonstrations at MWC are of real mobile products, not development or prototype designs.

▪
ARM Mali and Mobile First:  The ARM stand will feature a number of devices using Mali-based graphics processors, from high-resolution 2.5k screens on Nexus 10 tablets, to the latest Google Chromebook. The high performance Mali-T604 is changing the software ecosystem. Leading game and engine developers, including Unreal and Havoc, are following a ‘mobile first’ strategy - where the latest games are developed specifically for mobile devices.

▪
ARM TrustZone®: As mobile devices continue to play a vital role in everyday life, technology is needed to securely store sensitive information on devices. ARM’s TrustZone technology addresses this need by saving private information, such as debit card numbers, PINs, or email encryption keys, on completely separate and secure hardware within the device, which is inaccessible to malware and viruses. The added security from TrustZone allows consumers to use their mobile device as a ‘mobile wallet,’ without the fear and stress associated with mobile shopping. Several companies, including Good Technology, have incorporated TrustZone into their products as a means to better secure sensitive data.

▪
Deeply embedded power control: The ARM stand will feature a demo of the Sierra Wireless Modem, which highlights how ARM technology is at the heart of connected devices and infrastructure. The modem features three cores, including ARM’s low-power Cortex-M0. The Cortex-M0 keeps the modem on standby, constantly monitoring workload and processing requirements. As soon as the workload increases, more cores and connectivity wakes up to communicate with other connected devices. This is one real-world example of ARM technology powering the infrastructure behind the Internet of Things.

▪
Why ARM in Servers?: ARM will be hosting a Google+ Hangout on Air panel session at MWC with Canonical, HP, and Red Hat discussing “Why ARM in Servers?” on Thursday February 28th. Stay tuned for more information on this event via ARM’s Google+ page and blogs.

PLUS: Something special from our manufacturing partners that showcases the future of ARM mobile chip technology...

▪	Don’t Miss: ARM Spokespeople on MWC Panels
o	Big Data: Big Questions, Big Value? (Monday 25 February 2013, 16.00-17.30) Featuring Ian Ferguson, vice president, segment marketing, ARM.
o	Devices: MWC Round-up and a Look to the Future (Thursday 28 February 2013, 14.30-16.00) With Ian Drew, executive vice president, marketing and business development, ARM.

Why:
This year’s Mobile World Congress is focused on three challenges, solutions to which will be found at the ARM stand:

o	Low cost smartphones – connecting the next billion to the Internet
o	Innovation in communications to enable the Internet of Things – smart connected cities and lives
o	Strategies for adoption of mobile services – payments, wallets, and mobile commerce.

Who:
ARM’s team of spokespeople will be on-site at the ARM stand throughout Mobile World Congress to give first hand demos and interviews on ARM technology and breaking news at the congress. To book a meeting and demonstration session on the ARM stand, please contact armuk@racepointgroup.com or the following:

▪	Ellie Springett
Ellie.Springett@arm.com
▪	Tiffany Sparks
Tiffany.Sparks@arm.com

###

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

▪	ARM website: http://www.arm.com/
▪	ARM Connected Community®: http://www.arm.com/community/
▪	ARM Blogs: http://blogs.arm.com/
▪	ARMFlix on YouTube: http://www.youtube.com/ARMflix
▪	ARM on Twitter:
o	http://twitter.com/ARMMultimedia

o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMLowPwr
o	http://twitter.com/KeilTools

ENDS

ARM and TrustZone are registered trademarks of ARM Limited. Mali and Coirtex are trademarks of ARM Limited All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Item 11

Announcement of dealings by a PDMR

ARM Holdings plc (the "Company") announces the following dealings in the Company's shares by a PDMR as set out in the table below:

Name	Number of shares sold	Date	Sale price (pence)	Total resultant shareholding
Tom Lantzsch PDMR	62,538	19.02.2013	940.0	92,507

Item 12

MEDIA ALERT: ARM and Partners Show IoT Runs on ARM at
Embedded World 2013

WHEN: 26th – 28th February

WHERE:  Hall 4, stand 336, Embedded World, Nuremberg, Germany

WHAT: ARM and more than 100 ARM Connected Community members, will demonstrate once again that ARM is the architecture of choice for embedded applications.

▪	Where’s ARM?
ARM Powered® products will be everywhere at Embedded World. To illustrate the breath of ARM technology-based products at the show ARM is offering attendees the chance of winning a Samsung Chromebook, Nexus 10 tablet or Samsung Galaxy Note. All attendees have to do is find ARM Powered products being showcased in partner booths, take photos of their favorites and tweet them with the hashtag #WheresARM. There will be daily prizes given out at 4pm each day.

▪	Internet of Things
The theme for this year’s ARM presence at Embedded is ‘Connected Intelligence’ highlighting the fact that the Internet of Things requires intelligent processor solutions to enable devices to be connected, managed and analysed in the cloud and on mobile devices. The ARM ecosystem is uniquely positioned to provide the required technology and the ARM booth will feature a number of ARM microcontroller-based demonstrations to prove that the Internet of Things runs on ARM An IoT wall will feature a number of IoT devices from ARM partners  AlertMe, a home monitoring and control system, AquaMW, a smart water and smart energy monitoring system, and a Boston server, connected by Neul technology that effectively recycles the white space airwave, to provide an example of a complete IoT system.

Cadence will also be demonstrating their Virtuoso design environment to add processing and connectivity to analog systems, while Oracle will be demonstrating Java ME Embedded for smart sensors.

▪	ARM Tools
In addition to displays of ARM development boards and ARM partner single board computer modules, the ARM booth will have live demonstrations of the latest ARM software development tools including the Keil MDK-ARM™ microcontroller development kit, a complete software development environment for all ARM processor-based microcontrollers, the ARM Development Studio 5 (DS-5™) toolchain, a flexible and powerful suite of tools for ARM application processors and SoC devices, and the latest mbed™ tool for rapid prototyping with microcontrollers.

▪	ARM Accredited Engineer
Attendees will also be able to learn about the ARM Accredited Engineer program and test their knowledge of the ARM architecture by sitting a short mock ARM Accredited Engineer test. A dedicated MCU exam is planned to be available within a few months. Launched in 2012 the program provides evidence of Engineers’ expertise in ARMv7 architecture-based processors.

WHO: ARM’s team of spokespeople will be on-site at the ARM stand throughout Embedded World to give first hand demos and interviews on ARM technology and breaking news at the show. To book a meeting and demonstration session on the ARM stand, please contact armuk@racepointgroup.com or the following:

Alan Tringham
alan.tringham@arm.com

Rachel Magson
Rachel.Magson@racepointgroup.com

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

▪	ARM website: http://www.arm.com/
▪	ARM Connected Community®: http://www.arm.com/community/
▪	ARM Blogs: http://blogs.arm.com/
▪	ARMFlix on YouTube: http://www.youtube.com/ARMflix
▪	ARM on Twitter:
o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMLowPwr
o	http://twitter.com/KeilTools

ENDS

ARM and Connected Community are registered trademarks of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Item 13

ARM and Synopsys Collaborate to Optimize ARM Mali GPU 20nm Implementation

First Mali-T658 Tapeout on 20nm Technology Based onGalaxy Implementation Platform DPT-compliant Flow

MOUNTAIN VIEW, Calif., and CAMBRIDGE, UK, Feb. 21, 2013

Highlights:

▪	Combination of ARM® Artisan® physical IP, Mali™ GPU IP and Synopsys Galaxy Implementation Platform proven ready for 20nm and smaller
▪	On-going collaboration aims to optimize and deliver double patterning technology (DPT)-ready methodology for Mali GPU implementation
▪	First implementation of the Mali-T600 series of products in 20nm technologies, with learning from this implementation accelerating the product family into sub-20nm technologies

ARM (LON: ARM; Nasdaq: ARMH) and Synopsys, Inc. (Nasdaq: SNPS) today announced a collaboration to optimize performance of ARM® Mali™ graphics processing units  (GPUs) in 20-nanometer (nm) and smaller process geometries using the Synopsys Galaxy™ Implementation Platform. The companies successfully taped out the first ARM Mali-T658 design using a 20nm process technology, ARM Artisan® physical IP and shader functionality. The resulting RTL-through-sign-off design flow includes double-patterning support throughout. The ongoing collaboration will help designers optimize the implementation of Mali GPUs for their target applications.

“Mali GPUs are found in most Android™ tablets and smart digital TVs currently shipping, and are one of the most popular graphics solutions for smartphones. Users’ demand for advanced graphics continues to increase, which means that optimizing GPUs for selected end devices is essential,” said Pete Hutton, general manager, Media Processing Division, ARM. “Building on a long history of successful collaborations with Synopsys, this implementation will enable designers to optimally implement ARM Mali-T600 family GPUs using Synopsys tools in sub 20nm leading-edge process technologies.”

The Mali-T600 series includes five members (Mali-T604, Mali-T624, Mali-T628, Mali-T658 and Mali-T678), which have all been designed to provide exceptional graphics performance and they feature the first graphics technology to bring GPU compute functionality into mobile devices. This combined functionality brings additional hardware complexity which is further compounded by the new double-patterning requirements introduced by 20nm and below technologies.

Smaller process technologies, such as 20nm and below, require a highly integrated design flow for fast closure while delivering optimal results. The collaboration used the Galaxy Implementation Platform to produce a methodology tuned for the Mali GPU with ARM Artisan physical IP in 20nm. Primary tools used included Synopsys’ Design Compiler® synthesis, Formality® formal verification, DFTMAX™ and TetraMAX® test, IC Compiler™ layout, StarRC™ extraction and PrimeTime® timing analysis and signoff. In addition, IC Validator In-Design capabilities for physical verification were used during the implementation process to speed design closure. The methodology also benefitted from the use of DC Explorer & Dataflow Analyzer to perform early exploration, especially of floorplans and macro placement so critical to GPU performance.

“Twenty-nanometer and smaller process technologies introduce new complexity requiring early and deep technical collaboration among semiconductor ecosystem partners,” said Antun Domic, senior vice president and general manager, Implementation Group, Synopsys. “Through this collaboration with ARM, the Synopsys Galaxy Implementation Platform with In-Design physical verification combines with the ARM Mali IP and Artisan physical IP to provide a proven, DPT-compliant solution that will help accelerate the time to design closure on complex SoCs at 20 nanometers and below.”

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

▪	ARM website: http://www.arm.com/
▪	ARM Connected Community: http://www.arm.com/community/
▪	ARM Blogs: http://blogs.arm.com/
▪	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
▪	ARM on Twitter:
o	http://twitter.com/ARMMobile http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded http://twitter.com/ARMSoC
o	http://twitter.com/KeilTools http://twitter.com/ARMMultimedia

About Synopsys
Synopsys, Inc. (Nasdaq:SNPS) accelerates innovation in the global electronics market. As a leader in electronic design automation (EDA) and semiconductor IP, its software, IP and services help engineers address their design, verification, system and manufacturing challenges. Since 1986, engineers around the world have been using Synopsys technology to design and create billions of chips and systems. Learn more at www.synopsys.com. ### ARM is a registered trademark of ARM Limited. Synopsys, Design Compiler, Formality, TetraMAX and PrimeTime are registered trademarks of Synopsys, Inc. registered in the United States and/or other countries. All other trademarks mentioned in this release are the intellectual property of their respective owners.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, including statements regarding the expected outcome and benefits of the agreement and collaboration between Synopsys and ARM, including expected customer results with ARM and Synopsys solutions. These statements are based on current expectations and beliefs. Actual results could differ materially from those described by these statements due to risks and uncertainties including, but not limited to, technical or other difficulties in developing solutions, market acceptance of these solutions, unforeseen production or delivery delays, failure to perform as expected, product errors or defects and other risks as identified in the companies' respective filings with the U.S. Securities and Exchange Commission, including those described in the "Risk Factors" section of Synopsys’ latest Annual Report on Form 10-K.

Editorial Contacts:

Tiffany Sparks ARM +1 408 576 1397 tiffany.sparks@arm.com	Sheryl Gulizia Synospsys, Inc. 650 584 8635 sgulizia@synopsys.com

Item 14

Announcement of dealings by PDMRs

ARM Holdings plc (the "Company") announces the following dealings in the Company's shares by PDMRs as set out in the table below:

Name	Number of shares sold	Date	Sale price (pence)	Total resultant shareholding
Ian Drew PDMR	55,000	21.02.2013	930.83	81,683
Patricia Alsop PDMR	90,000	22.02.2013	923.72	103,733

Item 15

Global Businesses Select ARM Mali GPU Technology

ARM’s Mali™ GPU Partners report a significant increase in shipments – rising to more than 150 million processors in 2012 – and licenses grow by 30% due to superior graphics performance

CAMBRIDGE, UK, FEB 25, 2013 – ARM reveals the scale of success of its Mali Graphics processors technology, which is powering advanced graphics and user experiences across all types of smart devices from the workplace to the home. This growth is enabled by 75 licenses of the ARM® Mali GPU family of products across the smartphone, tablet and graphic-enabled Digital TV (DTV) markets. Mali GPUs bring a distinct balance of performance density with advanced graphics, plus first-to-market GPU compute support, to an exciting and diverse range of smart devices.

▪	Mali GPUs can be found in more than 70% of graphics-enabled Digital TVs
▪	Mali GPU features in over 50% of all Android™ tablets
▪	Mali GPU is used in 20% of all Android smartphones

The global smartphone market expects to see 1.1 Billion units shipping in 2013*. As this market continues to grow, so does its breadth of devices. This ranges from $50 dollar smartphones to high-end devices priced over $650 that require high-performance, power-efficient graphics technology. By using Mali GPU technology, silicon vendors and original equipment manufacturers (OEMs) can diversify and offer rich user experiences such as computational photography, facial detection and gaming with powerful near-real graphics experiences.

“We are incredibly pleased to see the success enjoyed by ARM partners that have chosen Mali GPUs,” said Pete Hutton, general manager, media processing division, ARM. “This impressive market growth has been achieved by only a quarter of the current Mali licensees. In 2013 we look forward to even more of our licensees, who have transitioned to Mali GPUs for improved performance and short development cycles, bringing new solutions to market and enjoying success.”

ARM has developed Mali GPUs to be integrated into the same system-on-chip designs as an ARM Cortex™ -A series processor. In 2012, over 95% of the Mali graphics processors shipped, did so alongside one of the ARM Cortex-A series processor from entry-level smartphones to mobile computers. ARM has built a vibrant ecosystem to enable a broad range of Operating Systems (OS) user interface and gaming partners to optimize their solutions for Mali to address the market. In 2013 the choices for consumers will expand even further. High-end Android-based devices are multiplying and more entry-level smartphones are becoming available, enabled in part by Firefox OS.

Mali GPU total volume shipments, as reported by ARM partners, have grown from less than 50 million Mali-enabled SoCs in 2011 to over 150 million units in 2012 and are expected to exceed 240 million in 2013. This growth has resulted in Mali GPUs taking market share in all the fast-growing markets: It is number 1 in the Android tablet market, and is in more than 20% of Android smartphones. This is in addition to more than 70% of all smart TVs shipped benefitting from Mali GPUs. CES saw a wide range of smart TVs on show, including Samsung’s Smart TV F8000 and LG smart TV GA7900 and GA6400, taking the TV experience to new levels with Mali GPU technology.

Samsung Electronics
"Samsung Smart TV has been leading market in transforming the viewing experiences of consumers in the living room. Through the adoption of the quad-core ARM Cortex-A15 processor and Mali-T604 GPUs, Samsung Smart TV, including the world's first quad-core built-in F8000, will enable a new way of enjoying content on TV with innovative user interfaces and faster performance," said Cheul-Hee Hahm, Master of R&D Team, Visual Display Business, Samsung Electronics, Co., Ltd.

In 2013 there will be a significant increase in the number of mass market smartphones based on Mali-400 and Mali-450 GPUs, and of high-end phones taking advantage of the high performance of the Mali-T600 family.

Leadcore
“In 2012, Leadcore Technology launched LC1810, the first TD Dualcore smartphone solution and gained broad market achievement. The LC1810 was developed leveraging ARM Cortex-A9 and ARM Mali GPU technology,” said Jitang Liu, VP of Leadcore.”This has enabled Leadcore solutions to meet the demanding performance and energy efficiency demands of the smartphone market.”

MediaTek
“MediaTek addresses a wide range of markets through scalable adaptable solutions,” said Johan Lodenius, chief marketing officer and corporate vice president, MediaTek. “ARM Mali-GPUs enable us to target markets quickly and introduce first class products with a short time to market.”

Spreadtrum
“Spreadtrum has been delighted with our wide ranging success with the Mali GPUs with more than 300 design-wins,” said Dr.YI Kang, vice president, marketing, Spreadtrum Communications. “Mali GPUs enable us to build on our offerings to OEMs through a wider range of OS support, which now includes a Firefox OS implementation. This diversity brings differentiation giving consumers more choice whilst opening up the potential enabled by HTML5.”

ST-Ericsson
“ST-Ericsson is an innovator and early adopter of new technology. We were an early licensee of the ARM Mali-400 GPU which has helped us to provide a powerful user experience on our NovaThor U8500 ModAp by bringing new levels of graphics performance to smartphone designs such as the Samsung Galaxy SIII mini, Sony Xperia P and HTC One to name a few,” said Patrice Meilland, senior vice president of NovaThor Solutions for ST-Ericsson. “By using Mali GPUs, the U8500 delivers increased performance for media-rich content and applications, such as fast web browsing, imaging, games and location based services, without compromising battery life. In 2012 we shipped tens of millions of units of our NovaThor U8500 platform, and 20 smartphones based on the U8500 platform were launched. We expect the product to continue to be a powerful offering for our customers.”

In 2012 the tablet market saw exceptional growth. A diverse and dynamic range of tablets were introduced, ranging from entry level educational focused tablets through to desktop performance devices. Tablets are driving resolution levels, with devices such as the Google Nexus 10 taking mobile devices to new resolutions. The Nexus 10 was also the first device to support Renderscript GPU Compute functionality from Google. It opened up the potential that GPU Compute, through the Mali-T604, can bring with new use cases and increased efficiency for existing tasks. The OS market choice continues to diversify with Android holding a majority market share in the mobile computing space and the inclusion of ChromeOS brings further differentiation and choice for end users.

AllWinner
“AllWinner have seen exceptional success with the Mali-400 based SoCs in the Android tablet space” said Jack Lee, chief marketing officer, AllWinner. “By using Mali-400 we have been able to bring a competitive performance density graphics solution to the market within just 9 months of licensing the Mali GPUs. We look forward to continuing this success throughout 2013.”

Rockchip
“Rockchip continues to expand the performance possibilities of a wide range of tablet solutions, and we are now moving into a new Quad-core Generation together with ARM,” said Feng Chen, CMO of Rockchip. By supporting Mali-400 we are able to provide the widest range of support for applications and games because of the dynamic ARM ecosystem support for Android tablets.”

ARM has the whole system story, from leadership CPU and GPU IP to the interconnect technology that ensures their seamless linkage. From a developer perspective, ARM also has the tools, such as the DS-5 toolchain, to enable system-wide performance analysis and optimization for software. ARM has over 20 years experience in the creation and verification of IP and is ensuring its partners have the robust and reliable Mali graphics hardware and software that is bringing new and exciting smart products to life.

*Source: Strategy Analytics, Bank of America Merrill Lynch Global Research estimates, 5th December 2012.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contacts

Alan Tringham +44 1223 400947 alan.tringham@arm.com
Tim Warnes +44 1223 405373 tim.warnes@arm.com

Item 16

MEDIA ALERT: ARM Launches Keil MDK-ARM Version 5

What:
ARM today announced version 5 of the Keil™ MDK-ARM™ Microcontroller Development Kit, the most comprehensive software development system for ARM® processor-based microcontroller applications. This MDK-ARM version introduces Software Packs, CMSIS-RTOS based middleware, ETB and MTB trace, CMSIS-DAP debug support and code completion with dynamic syntax checker in the source code editor.

MDK-ARM version 5 is separated into the Core and Software Packs. The Core contains all development tools including IDE, Compiler, and Debugger. Software Packs are installed and updated on demand using the Pack Installer and contain software components and device support for microcontrollers. The Middleware Software Pack of the MDK-Professional™ Edition includes TCP/IP networking, USB Host, USB Device, CAN, file storage, and graphical user interfaces. It is optimized with event-driven I/O interfaces and CMSIS-RTOS to maximize energy efficiency and increase the overall system performance. MDK-ARM version 5 shows all available software components for a specific target microcontroller. Selecting from these components creates an application specific run-time environment.

MDK-ARM includes a feature-rich debugger with extensive trace analyzing capabilities. New in version 5 is support for the ETB or MTB trace buffer that is accessible with a JTAG or serial-wire debug interface and the CMSIS-DAP debug connectivity for evaluation kits.

Why:
Microcontrollers based on the ARM Cortex®-M series processors have more memory, higher performance and feature rich peripherals. MDK-ARM version 5 simplifies the software complexity of such systems with version managed Software Packs that provide device support based on CMSIS and middleware components. Communication stacks, graphical user interfaces and file systems are selected from the pre-built software components and create the application-specific run-time environment for your microcontroller system. The productivity of the software developer is further enhanced with context-sensitive documentation, editor code completion and dynamic syntax checking. In-depth code verification is supported with multiple analyzing capabilities that utilize the ARM CoreSight™ debug and trace functionality of a Cortex-M series processor-based microcontroller.

When & Where:
Public preview at Embedded World, Nuremberg. Global release of MDK-ARM version 5 in June 2013.

Who:
The Keil products from ARM include C/C++ compilers, debuggers, integrated development environments, RTOS, simulation models, and evaluation boards for the Cortex-M, Cortex-R4, ARM7 and ARM9 processor families.http://www.keil.com.

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube:  http://www.youtube.com/armflix

ARM on Twitter:
▪	http://twitter.com/ARMMultimedia
▪	http://twitter.com/ARMMobile
▪	http://twitter.com/ARMCommunity
▪	http://twitter.com/ARMEmbedded
▪	http://twitter.com/ARMLowPwr
▪	http://twitter.com/ARMTools

ENDS

ARM and Cortex are registered trademarks of ARM Limited. Keil is a trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 17

Adoption of ARM big.Little Technology Accelerates

Seven ARM® Partners Set to Launch Systems Based on ARM big.LITTLE™ Technology in 2013

CAMBRIDGE, UK, 26 FEBRUARY, 2013 – ARM today unveiled that its big.LITTLE processing technology has been adopted by many of the world’s leading mobile chip manufacturers.  Samsung and Renesas Mobile have already announced their plans, and subsequent implementations will be revealed during 2013 by five more companies including CSR, Fujitsu Semiconductor and MediaTek.  ARM big.LITTLE technology saves up to 70 percent of processor energy consumption in common mobile workload tasks, essential as the performance of the smartphone has jumped by 60x since 2000 and 12x since 2008, causing a massive increase in both content generation and consumption.

With tablets and smartphones out-shipping PCs and some 1 billion smartphones expected to ship in 2013, there is an explosive growth in smart mobile devices. Users now want a richer mobile experience, and it is low-power technologies like big.LITTLE that are making previously impossible experiences possible - such as instantaneous browsing, console-quality gaming and days, rather than hours, of battery life.

ARM big.LITTLE processing technology addresses the challenge of creating a system-on-chip (SoC) that meets the diverse needs of smartphones and other mobile devices. These conflicting demands require a smartphone to deliver high-performance when needed, while also extending the battery life. ARM big.LITTLE technology increases the dynamic performance range and energy efficiency of the mobile device while being completely transparent to the extensive range of applications available today for ARM processor-based platforms.

The big.LITTLE solution pairs the industry’s highest performance Cortex™-A15 processor, delivering up to 2x more performance than today’s smartphones, with the ultra-efficient Cortex-A7 processor and the ARM CoreLink™ Cache Coherent Interconnect (CCI-400), which together enable devices to seamlessly use the right processor for the right task based on performance requirements to deliver the best user experience and optimal energy usage. Future implementations may also pair the Cortex-A53 and Cortex-A57 processors.

This is complemented by ARM system-wide IP including: POP™ IP – core-hardening acceleration technology to streamline the implementation of big.LITTLE technology SoCs at advanced process technology nodes; Development Studio 5 (DS-5™) debug and analysis tools, and Active Assist design services.

“big.LITTLE processor technology builds on ARM low-power leadership and sets a new standard for high performance and energy-efficient processing. By reducing processor energy consumption by up to 70 percent on common workloads, big.LITTLE technology enables users to do more with their smartphones for longer,” said Simon Segars, president, ARM. “As smartphones and tablets continue to evolve into users' primary compute device, our partners are increasingly looking to ARM for innovations to help them deliver performance as well as the always-on, always-connected service their customers expect.”

“In addition to being suitable for smartphones and mobile computing devices, ARM big.LITTLE technology enables the development of powerful, yet low power consumption SoC for a broad range of embedded applications,” said Mitsugu Naito, executive vice president, Advanced Products BU, Fujitsu Semiconductor Limited. “Our SoC development expertise coupled with ARM big.LITTLE processing technology will provide the market with the combined performance and low power required for the next generation of innovative embedded products.”

“big.LITTLE processing is the next logical extension after symmetric multi-processing to increase performance in a mobile device within the same power budget,” said Johan Lodenius, chief marketing officer, MediaTek. “We look forward to extending the capabilities of our extremely successful multi-core chipsets through the use of big.LITTLE processing, bringing new experiences to smartphones.”

“The mobile device market is demanding ever increasing performance and Renesas Mobile is well placed to deliver world-beating  smartphone platforms based on highly integrated communications processors and by application processors to meet this need,” commented Shinichi Yoshioka, senior executive vice president & chief operating officer, Renesas Mobile. “Our smart design approach and ARM’s big.LITTLE processing will provide the mobile device market with the combined performance and battery life it needs to satisfy the growth in mobile computing.”

“In an era when smartphones and tablets are evolving into the user’s primary compute device, Samsung’s Exynos 5 Octa, as the industry-first big.LITTLE enabled application processor, will drive innovation to bring outstanding user experience by handling diverse mobile workloads while also being optimized for power consumption,” said Tae-Hoon Kim, vice president of System LSI marketing, Device Solutions Division, Samsung Electronics.

“Data usage is dramatically increasing as the mobile internet becomes more accessible for customers. As such we’re seeing the consumption of HD content and multimedia services increase and new connected experiences emerge,” said Yves Maitre, senior vice president, Mobile Multimedia and Devices, Orange. “To make the most of the advances in high-speed mobile networks, operators and device manufacturers need to have high-performance, energy-efficient processing power, such as ARM Cortex processors and big.LITTLE technology, to continue the growth in the connected device market and create new experiences.”

“Battery consumption is an important factor with the use of smartphones, especially with the exponential growth of data use that we are seeing today. ARM Cortex processors and big.LITTLE processing have great potential to help increase smartphone performance and energy efficiency.” commented Von McConnell, Director at Sprint.

ENDS

▪	Tweet this story
▪	big.LITTLE Microsite

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

▪	ARM website: http://www.arm.com
▪	ARM Connected Community®: http://www.arm.com/community
▪	ARM Blogs: http://blogs.arm.com
▪	ARMFlix on YouTube: http://www.youtube.com/armflix
▪	ARM on Twitter:
o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMSoC
o	http://twitter.com/ARMTools
o	http://twitter.com/SoftwareOnARM

ARM is a registered trademark of ARM Limited. Cortex, big.LITTLE, POP and DS-5 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contacts

Alan Tringham
+44 1223 400947
alan.tringham@arm.com

Tim Warnes
+44 1223 405373
tim.warnes@arm.com

Item 18

Announcement of dealings by PDMRs

ARM Holdings plc (the "Company") announces the vesting of shares under the Company's Employee Stock Purchase Plan and dealings in the Company's shares by PDMRs as set out in the table below:

Name	Number of shares vesting under the ESPP at a price of 496 pence per share	Number of shares sold	Date	Sale pric (pence)	Total resultant shareholding
Tom Lantzsch PDMR	1,677	47,500	27.02.2013	945.0	46,684
Antonio Viana PDMR	1,727	1,727	27.02.2013	941.0	54,550

Item 19

ARM Mali GPUs Submitted for OpenGL ES 3.0 Conformance

What:
ARM submits Mali™-T604 graphics processing unit (GPU) for OpenGL® ES 3.0 conformance with Khronos*. The Mali-T604 is existing silicon already shipping in a range of market leading devices, including the Samsung Chromebook, Google Nexus 10 and the recently announced Samsung F8000 LED TV.

Why:
This submission helps to enable the consistent and reliable solutions and standards the industry needs. ARM continues to support a wide range of market leading graphics APIs, which offer high performance graphics solutions for mobile, tablet and smart TV devices.  APIs enable a fast pace of progress in graphics and provide a consistent standard to which both hardware providers and software developers adhere.

ARM are founding members and have been avid supporters of the Khronos standards for 10 years. With the submission of OpenGL ES 3.0 for conformance, it adds to the wide Khronos API support currently available for Mali GPUs which includes OpenCL 1.1 Full Profile as well as market leading OpenGL ES 2.0 implementations.   The Mali-T600 Series of GPUs have been designed from the outset to support OpenGL ES 3.0.

Click here for more information about OpenGL ES 3.0 and ARM Mali GPUs.

* Product is based on a published Khronos Specification, and is expected to pass the Khronos Conformance Testing Process.

Current conformance status can be found at www.khronos.org/conformance

When:
28 February 2013

Where:
Globally

Who:
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/
ARMflix ARM on Twitter: http://twitter.com/
ARMMultimedia: http://twitter.com/
ARMMobile: http://twitter.com/
ARMCommunity: http://twitter.com/
ARMEmbedded: http://twitter.com/
ARMLowPwr: http://twitter.com/KeilTools

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 20

ARM announces mbed version 2.0 and releases open source SDK and development board HDK

What:
ARM unveils the next milestone of the mbed™ project with a new SDK released under a permissive open source license, a new HDK for creating low-cost development boards.

The mbed platform is being developed by ARM to deliver free tools and software that enable effective rapid prototyping with ARM® Cortex™-M series processor-based MCUs. These announcements, combined with the growing efforts and contributions of the mbed.org developer community, give developers further reason to base their next Cortex-M series processor-based project development on the mbed platform.

Why:

Open Source SDK

The mbed SDK, already relied upon by tens of thousands of developers, has been extended and released free under a permissive open source license. It has been carefully designed to provide a C/C++ platform with enough hardware abstraction to be intuitive and concise yet powerful enough to build complex projects fast. Built on the ARM CMSIS low-level APIs it allows developers to go right down to the hardware when needed. It is portable across multiple popular toolchains and in addition to free open source middleware such as RTOS, USB and Networking libraries, the SDK has been built upon by the mbed developer community to create a cookbook of reusable driver libraries for connecting to peripherals and modules.

Development Board HDK

The new mbed HDK delivers microcontroller sub-system reference designs that can be used as the basis for new hardware boards and products. It provides simple and consistent building blocks that benefit from the support of the mbed SDK and free online tools. The HDK designs specify all major support components including an on-board USB interface that enables simple drag-n-drop programming and connection to the microcontroller via the USB CMSIS-DAP debug interface standard. The design is currently used in the official mbed Microcontroller prototyping modules, it is also being adopted by mbed partners for low-cost evaluation boards, and is now available for use in custom designs.

Free Online Tools

The mbed Compiler provides a free, powerful, online IDE that is powered by the industry standard ARM professional C/C++ compiler, pre-configured and tested to generate fast, efficient code without fuss. It is fully integrated with the mbed.org developer site to enable one-click library imports, and with distributed version control for contribution and collaboration for those wanting to work together. The mbed Compiler also supports export of projects to the major offline toolchains. Combined with the portability of the mbed SDK and USB CMSIS-DAP debug interface, this allows an easy next step towards product development using whichever tool is most appropriate.

How:

Developer Community

By basing designs on the mbed Platform, developers adopt a huge shared context; that makes it much easier to share questions, code, answers and expertise. This has helped mbed grow an active and friendly community of skilled developers that are collectively helping create products even faster. Developers are sharing thousands of open source repositories and building an extensive cookbook of recipes that can be reused to build their products. The tight integration of distributed version control with the online compiler and developer website makes publishing and accepting code simple, allowing developers to easily collaborate on hard problems, and provides opportunities to request or accept contract work to help build projects.

Getting Started

The easiest way to get started with the mbed Platform is to get hold of an official mbed Microcontroller prototyping board or look out for the imminent arrival of the first mbed-enabled partner development boards. For those wanting to develop their own custom board, the mbed HDK is available now.

Where: For more information, see http://mbed.org

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube:  http://www.youtube.com/armflix
ARM on Twitter:  http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded

http://twitter.com/ARMLowPwr
http://twitter.com/ARMTools

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.